Exhibit 99.1

Harbin Electric Announces Earnings for the Third Quarter of Fiscal Year 2006

HARBIN, China, November 14, 2006 /Xinhua-PRNewswire-FirstCall-IW/ -- Harbin Electric, Inc. (OTC Bulletin Board: HRBN) a U.S. company, with operations based in Harbin, China, today announced financial results for the third quarter ended September 30, 2006. Sales for the quarter were $9.82 million, an increase of 39.4% over the third quarter of last year. Sales of linear motor and special motor products drove the growth the period. Industrial electric linear motors and special motors continued to comprise significantly all of our total product sales in both comparable periods.

Gross margins were 48.9% for the third quarter of 2006 compared to 49.8% the third quarter of last year. Reported net income was $4.28 million with fully diluted earnings per share of $0.24 compared to $2.98 million and $0.19 respectively for the three months ended September 30, 2005, an increase of 43.5%.

Highlights for the quarter include:

• Entering into a joint research and development agreement with the Institute of Electrical Engineering of the Chinese Academy of Sciences (“IEECAS”) to produce a train and system to be tested at the Beijing Airport railway line in the People’s Republic of China by the end of 2008
• Closing of a US$50.0 million financing with Citadel Equity Fund Ltd. and Merrill Lynch International
• Entering into an agreement for lease and use of 40,800 square meters of State-owned land in the Shanghai Zhuqiao Airport Industrial Zone

The Company ended the quarter with $60.6 million in cash, as compared with $5.60 million for the corresponding period in 2005. The increased cash position was mainly due the net funds raised through the Indenture related to our financing dated August 30, 2006 and the increased cash flow from our operations. These quarterly results can be seen in greater detail in the Company's SEC Form 10-QSB filed with the Securities and Exchange Commission (www.sec.gov) on November 14, 2006.

“This was an exciting and productive quarter for our company having received investment and sponsorship from two well respected international financial leaders, continuing our sales growth and corporate development programs, signing the IEECAS development relationship, and planning for our entry into the automotive component supply industry with the initial construction of our new plant facility near the Shanghai Automotive District” stated Tianfu Yang, Chairman and CEO of Harbin Electric, Inc. “The financing comes at an important time in our Company’s growth.” Mr. Yang continued, “Presently, we have many opportunities to expand our business into new product areas. We will use the net proceeds of the recent financing to enable our continued development into an internationally competitive leader in the industrial motor marketplace.”

Subsequent to the end of the quarter, we expanded and strengthened our Board of Directors by adding 2 new independent board members, Mr Feng Bai and Mr Yunyue Ye. Each new board member brings unique strengths to help improve our governance, internal communications, and corporate growth efforts. The Company will hold its Annual Meeting of Shareholders at its offices in Philadelphia, PA on November 17, 2006 at 11am.

The Company has also posted its Corporate Presentation on the Investors page of its website www.harbinelectric.com. Finally, the Company has recently submitted a Listing Application to the NASDAQ Global Market and we look forward to possibly receiving listing approval within the next few months.

About Harbin Electric, Inc.
Harbin Electric, Inc. designs, develops and manufactures linear motors and special electric motors. With proprietary technology and core patents, the Company builds a wide array of customized linear motors and other special motor for a variety of applications and industries. The Company currently designs and supplies its motor products and systems to numerous end users throughout the Chinese domestic market, as well as, to other industrial OEM customers overseas. Industry applications for linear motors include oilfield services, conveyor systems, factory automation, packaging equipment, as well as mass transportation systems. The Company is based in Harbin, China along with its wholly owned subsidiaries. The Company has 235 employees with approximately 200,000 square feet of state-of-the-art manufacturing space. For further information, please see our filings with the Securities and Exchange Commission ( http://www.sec.gov ).

Safe Harbor Statement
The actual results of Harbin Electric, Inc. could differ materially from those described in this press release. Detailed information regarding factors that may cause actual results to differ materially from the results expressed or implied by statements in this press release may be found in the Company’s periodic filings with the U.S. Securities and Exchange Commission, including the factors described in the section entitled "Risk Factors" in its quarterly report on Form 10-QSB for the quarter ended September 30, 2006. The Company does not undertake any obligation to update forward-looking statements contained in this press release.
This press release contains forward-looking information about the Company that is intended to be covered by the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements can be identified by the use of forward-looking terminology such as "believe," "expect," "may," "will," "should," "project," "plan," "seek," "intend," or "anticipate" or the negative thereof or comparable terminology, and include discussions of strategy, and statements about industry trends and the Company’s future performance, operations and products.

For more information, please contact:

Barry L. Raeburn
EVP Finance & Corporate Development
Tel: +1-215-854-8104
Email: info@HarbinElectric.com

SOURCE: Harbin Electric, Inc.

HARBIN ELECTRIC, INC. & SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
(UNAUDITED)
ASSETS
CURRENT ASSETS
Cash & cash equivalents	$60,593,769
Accounts receivable, net of allowance of $29,837	9,586,547
Inventory	464,116
Advances to suppliers	2,642,269
Other assets	2,546,286
Debt issue cost, net of amortization of $39,656	2,914,977
Total current assets	78,747,964

PROPERTY AND EQUIPMENT, net	8,284,718

INTANGIBLE ASSETS, net	320,380

TOTAL ASSETS	$87,353,062

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable	$1,199,870
Interest payable	277,778
Payment in advance	435,165
Total current liabilities	1,912,813

NOTES PAYABLE, net of debt discount $22,543,435	27,456,565

WARRANT LIABILITY	20,740,142

TOTAL LIABILITIES	50,109,520

STOCKHOLDERS' EQUITY
Common stock, .00001 par value; authorized shares 100,000,000;
issued and outstanding 16,600,451 shares	166
Additional paid in capital	12,039,975
Statutory reserves	3,496,829
Accumulated other comprehensive income	1,140,392
Retained earnings	20,566,179
Total stockholders' equity	37,243,541

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$87,353,062

HARBIN ELECTRIC, INC. & SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

	FOR THE THREE MONTH		FOR THE NINE MONTH
	PERIODS ENDED		PERIODS ENDED
	Sept. 30, 2006	Sept. 30, 2005	Sept. 30, 2006	Sept. 30, 2005

Net revenue	$9,817,053	$7,044,014	$28,407,056	$16,446,753

Cost of revenue	5,012,556	3,665,271	14,528,032	8,263,351

Gross profit	4,804,497	3,378,743	13,879,024	8,183,402

Operating expenses:
Selling expenses	227,566	100,923	652,172	225,256
General and administrative expenses	1,804,274	302,586	3,637,275	696,587

Total operating expenses	2,031,840	403,509	4,289,447	921,843

Income from operations	2,772,657	2,975,234	9,589,577	7,261,559

Non-operating income
Realized gain on sale of marketable securities	-	-	571,143	-
Interest income	26,569	-	57,601	-
Other expense	(697,040)	-	(643,893)	-
Change in fair value of warrants	2,180,970	8,810	2,180,970	22,928

Net income	4,283,156	2,984,044	11,755,399	7,284,487

Other comprehensive item:
Unrealized gain(loss) on marketable securities	-	120,400	-	(25,245)
Translation gain	407,742	-	730,097	-
Reclassification adjustment for gains
on sale of marketable securities	-	-	(587,171)	-
Comprehensive income	4,690,898	3,104,444	11,898,324	7,259,242

Basic weighted average shares outstanding	16,600,451	15,539,580	16,600,451	14,929,350

Basic net earnings per share	$0.26	$0.19	$0.71	$0.49

Diluted weighted average shares outstanding	17,495,254	15,554,012	19,235,134	14,929,350

Diluted net earnings per share	$0.24	$0.19	$0.61	$0.49

HARBIN ELECTRIC, INC. & SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)
	FOR THE NINE MONTH
	PERIODS ENDED
	September 30, 2006	September 30, 2005
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$11,755,399	$7,284,487
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation	180,438	317,915
Amortization	34,402	14,924
Change in fair value of warrants	(2,180,970)	-
Realized gain on sale of marketable securities	(571,143)	-
Stock based compensation	701,918	-
(Increase) decrease in current assets:
Accounts receivable	(3,540,547)	(3,888,253)
Inventory	894,533	(495,409)
Advances to suppliers	769,575	(2,468,746)
Other assets	(3,134,032)	-
Increase in current liabilities:
Accounts payable	773,880	326,322
Payment in advance	429,661	-
Accrued expenses	-	(208,096)
Net cash provided by operating activities	6,113,114	883,144

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of marketable securities	1,093,165	-
Acquisition of intangible assets	-	(266,200)
Acquisition on property & equipment	(534,113)	(2,108,171)
Net cash provided by (used in) investing activities	559,052	(2,374,371)

CASH FLOWS FROM FINANCING ACTIVITIES:
Debt issuance cost	(2,914,977)	-
Debt discounts	(22,543,435)	-
Notes payable	50,000,000	-
Interest payable	277,778	-
Warrant liabilities	22,921,112	-
Capital contribution	39,081	-
Advances to related party	-	84,520
Cash received from shares	-	4,800,000
Net cash provided by financing activities	47,779,559	4,884,520

EFFECT OF EXCHANGE RATE CHANGE ON CASH & CASH EQUIVALENTS	403,025	-

NET INCREASE IN CASH & CASH EQUIVALENTS	54,854,750	3,393,293

CASH & CASH EQUIVALENTS, BEGINNING OF PERIOD	5,739,019	2,210,803

CASH & CASH EQUIVALENTS, END OF PERIOD	$60,593,769	$5,604,096